Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts Finance Announces Redemption of 5.00% Senior Notes due 2021

MACAU, Thursday, June 8, 2017 - Melco Resorts Finance Limited, formerly known as MCE Finance Limited (“Melco Resorts Finance”), announces that it has raised funds sufficient, together with proceeds in the amount of US$350 million from a partial drawdown of the revolving credit facility under the amended and restated credit facilities entered into by Melco Crown (Macau) Limited in 2015 and cash on hand, to fund the redemption of all of its outstanding 5.00% Senior Notes due 2021 (the “Existing Notes”) which, on May 15, 2017, have been conditionally called to be redeemed. The Condition (as defined in Melco Resorts Finance’s conditional redemption announcement dated May 15, 2017) has been deemed satisfied (or otherwise waived) and the redemption date of the Existing Notes will occur on June 14, 2017.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Melco Resorts Finance’s or Melco’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Melco’s filings with the SEC. All information provided in this press release is as of the date of this press release, and neither Melco Resorts Finance nor Melco undertakes any duty to update such information, except as required under applicable law.

For media enquiry, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability